Exhibit 99.2

RANDGOLD RESOURCES LIMITED
Incorporated in Jersey, Channel Islands
Reg. No. 62686
LSE Trading Symbol: RRS
NASDAQ Trading Symbol: GOLD
(“Randgold Resources” or the "Company")

FINAL DIVIDEND FOR 2017, ELECTION FOR STERLING DIVIDEND, AND RESULTS OF ANNUAL GENERAL MEETING

Jersey, Channel Islands, 8 May 2018 – Randgold Resources confirms that at the Company's Annual General Meeting held earlier today the shareholders approved a final dividend for the year ended 31 December 2017 of US$2.00 per share. The dividend payment will be made on Friday 18 May 2018 to shareholders on the register as at Friday 23 March 2018. The ex-dividend date was Thursday 22 March 2018.

The exchange rate for payment to those shareholders who have elected to receive the final dividend for the year ended 31 December 2017 in Pounds Sterling is: $1 = £0.7395.

The Company also announces that at the Company's Annual General Meeting all of the resolutions were passed on a poll. Copies of all the resolutions passed have been submitted to the National Storage Mechanism and will shortly be available for inspection at www.hemscott.com/nsm.do.

A summary of the votes cast in respect of each resolution is set out below (a "vote withheld" is not a vote in law and is not counted in the calculation of the proportion of the votes for and against the resolution):

		In Favour		Against		Withheld
Resolution		No. of votes	% of votes	No. of votes	% of votes	No. of votes
	Ordinary Resolutions
1.	Report and Accounts	80 671 630	99.9891	8 803	0.0109	53 551
2.	Declaration of Dividend	80 719 561	99.9939	4 954	0.0061	9 469
3.	Directors' Remuneration Report	74 483 095	92.2842	6 227 490	7.7158	23 398
4.	Directors’ Remuneration Policy	74 609 527	92.4410	6 100 896	7.5590	23 560
5.	Re-election of Safiatou Ba-N'Daw	80 586 675	99.8432	126 574	0.1568	20 735
6.	Re-election of Mark Bristow	80 146 858	99.2975	567 002	0.7025	20 124
7.	Re-election of Christopher Coleman	77 792 910	97.1008	2 322 696	2.8992	618 378
8.	Re-election of Jemal-ud-din Kassum	80 527 278	99.7682	187 094	0.2318	19 612
9.	Re-election of Olivia Kirtley	80 564 797	99.8132	150 811	0.1868	18 376
10.	Re-election of Jeanine Mabunda Lioko	80 590 480	99.8457	124 572	0.1543	18 932
11.	Re-election of Andrew Quinn	80 166 834	99.3219	547 319	0.6781	19 831
12.	Re-election of Graham Shuttleworth	80 051 219	99.1780	663 448	0.8220	19 317
13.	Re-appointment of Auditors	79 145 477	98.0487	1 575 092	1.9513	13 414
14.	Auditors' Remuneration	80 703 173	99.9802	16 019	0.0198	14 792
	Ordinary Resolutions
15.	Authority to Allot Shares	80 345 281	99.5432	368 728	0.4568	19 975
16.	Awards of Shares to Non-Executive Directors (other than the Senior Independent Director and the Chairman)	79 488 646	99.4300	455 689	0.5700	789 649

		In Favour		Against		Withheld
Resolution		No. of votes	% of votes	No. of votes	% of votes	No. of votes
17.	Award of Shares to Senior Independent Director	79 486 512	99.4271	458 039	0.5729	789 333
18.	Award of Shares to Chairman	79 486 450	99.4261	458 818	0.5739	788 716
19.	Approval of the Randgold Resources Limited Long Term Incentive Plan	78 384 141	97.1257	2 319 653	2.8743	30 189
	Special Resolutions
20.	Authority to Disapply Pre-Emption Rights	80 305 805	99.5142	392 060	0.4858	36 119
21.	Authority for the Company to Purchase its Own Ordinary Shares and ADSs	79 801 280	98.8689	912 984	1.1311	19 719

RANDGOLD RESOURCES ENQUIRIES:

Chief Executive Mark Bristow +44 788 071 1386 +44 779 775 2288	Financial Director Graham Shuttleworth +44 779 771 1338 +44 153 4735 333	Investor & Media Relations Kathy du Plessis +44 20 7557 7738 randgold@dpapr.com

Website: www.randgoldresources.com